Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April 2008
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

• SIGNATURES

• Press release regarding TDK’s Consolidated business results for fiscal year 2008
I. Consolidated
Summary
1) Business Results
2) Management Policies
3) Balance sheets
4) Statements of income
5) Statements of stockholders’ equity
6) Statements of cash flows
7) Summary of Significant Accounting Policies
8) Segment Information
9) Fair Value of Securities
10) Fair Value of Derivatives
11) Net income per share
12) Supplementary Information

II. Non-Consolidated
1) Balance sheets
2) Statements of income
3) Statements of changes in stockholders’ equity
4) Management Changes

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)
April 28, 2008	BY:	/s/ Seiji Enami
Seiji Enami
Director and CFO, Senior Vice President, General Manager of Finance and Accounting Department

TDK Corporation
April 28, 2008

Contact;
TDK Corporation(Tokyo)	Corporate Communications Department
	Michinori Katayama	+81(3)5201-7102
Consolidated results (U.S. GAAP) for FY March 2008
Summary (April 1, 2007 – March 31, 2008)

Term	FY2007		FY2008			Change
	(April 1, 2006 - March 31, 2007)		(April 1, 2007 - March 31, 2008)
Item	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Net sales	862,025	100.0	866,285	100.0	8,662,850	4,260	0.5
Operating income	79,590	9.2	87,175	10.1	871,750	7,585	9.5
Income before income taxes	88,665	10.3	91,505	10.6	915,050	2,840	3.2
Net income	70,125	8.1	71,461	8.2	714,610	1,336	1.9

Total assets	989,304	—	935,533	—	9,355,330	(53,771)
Total stockholders’ equity	762,712	—	716,577	—	7,165,770	(46,135)

Per common share:
Net income / Basic	Yen 529.88		Yen 551.72		U.S.$ 5.52
Net income / Diluted	Yen 529.29		Yen 551.19		U.S.$ 5.51
Stockholders’ equity	Yen 5,759.18		Yen 5,556.77		U.S.$55.57

Capital expenditures	70,440	—	84,312	—	843,120	13,872	19.7
Depreciation and amortization	65,337	7.6	71,297	8.2	712,970	5,960	9.1
Research and development	50,058	5.8	57,387	6.6	573,870	7,329	14.6
Result of financial income	6,825	—	8,066	—	80,660	1,241	18.2
Ratio of overseas production	62.2%	—	70.1%	—	—
Number of employees	51,614	—	60,212	—	—

Average rate for the period
US$=Yen	Yen 116.97		Yen 114.44
Euro=Yen	Yen 150.02		Yen 161.59

(Sales breakdown)

Term	FY2007		FY2008			Change
	(April 1, 2006 - March 31, 2007)		(April 1, 2007 - March 31, 2008)
Product	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Electronic materials and components	758,821	88.0	818,115	94.4	8,181,150	59,294	7.8
Electronic materials	199,243	23.1	200,101	23.1	2,001,010	858	0.4
Electronic devices	198,199	23.0	209,089	24.1	2,090,890	10,890	5.5
Recording devices	304,822	35.4	334,734	38.6	3,347,340	29,912	9.8
Other electronic components	56,557	6.5	74,191	8.6	741,910	17,634	31.2
Recording media	103,204	12.0	48,170	5.6	481,700	(55,034)	-53.3

Total sales	862,025	100.0	866,285	100.0	8,662,850	4,260	0.5

Overseas sales	690,673	80.1	714,172	82.4	7,141,720	23,499	3.4

Note:
     U.S.$1=Yen 100, for convenience only.

TDK Corporation
April 28, 2008
Non-Consolidated results for FY March 2008

Term	FY2007		FY2008			Change
	(April 1, 2006 - March 31, 2007)		(April 1, 2007 - March 31, 2008)
Item	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Net sales	347,280	100.0	353,034	100.0	3,530,340	5,754	1.7
Operating income	17,647	5.1	5,450	1.5	54,500	(12,197)	-69.1
Current income	31,774	9.1	16,787	4.8	167,870	(14,987)	-47.2
Net income (loss)	18,719	5.4	(785)	-0.2	(7,850)	(19,504)	—

Total assets	580,379	—	544,736	—	5,447,360	(35,643)
Total net assets	475,366	—	417,870	—	4,178,700	(57,496)
Per common share :
Net income(loss) / Basic	Yen 141.45		Yen (6.06)		U.S. $ (0.06)
Net income / Diluted	Yen 141.29		Yen —		U.S. $ —
Stockholders’ equity	Yen 3,589.45		Yen 3,236.08		U.S. $ 32.36

Capital expenditures	31,391	—	73,830	—	738,300	42,439	135.2

Depreciation and amortization	29,555	8.5	32,657	9.3	326,570	3,102	10.5

Research and development	28,917	8.3	31,814	9.0	318,140	2,897	10.0

Result of financial income	4,807	—	5,659	—	56,590	852	17.7

Number of employees	5,202	—	5,300	—	—

Dividends per share	Yen 110.00		Yen 130.00		U.S. $1.30

(Sales breakdown)

Term	FY2007		FY2008			Change
	(April 1, 2006 - March 31, 2007)		(April 1, 2007 - March 31, 2008)
Product	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Electronic materials and components	318,730	91.8	328,573	93.1	3,285,730	9,843	3.1
Electronic materials	160,141	46.1	160,427	45.5	1,604,270	286	0.2
Electronic devices	100,245	28.9	103,145	29.2	1,031,450	2,900	2.9
Recording devices	28,803	8.3	32,056	9.1	320,560	3,253	11.3
Other electronic components	29,540	8.5	32,943	9.3	329,430	3,403	11.5
Recording media	28,550	8.2	24,461	6.9	244,610	(4,089)	-14.3

Total sales	347,280	100.0	353,034	100.0	3,530,340	5,754	1.7

Overseas sales	219,461	63.2	232,630	65.9	2,326,300	13,169	6.0

Notes:
1. Any portion less than Yen one million is disregarded, the same being applicable hereinafter. U.S.$1=Yen 100(U.S. dollar translation is added herein solely for convenience of readers outside Japan.)
2. The figures for net income per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number).

TDK Corporation Consolidated FY March 2008(U.S. GAAP)
I-1) Business Results
(1) Analysis of Business Results
Consolidated results for fiscal 2008, ended March 31, 2008, were as follows.
Looking at economic conditions worldwide during the past fiscal year, the U.S. economy saw consumer spending and capital expenditures slow in the second half as a result of soaring energy and material prices and other factors. This happened at the same time as housing investment continued to plummet, due to a credit crunch triggered by the subprime loan problem. European economies, meanwhile, remained firm, underpinned by strong capital expenditures and increasing consumer spending. In Asia, economic conditions were strong due to continued expansion, particularly in Chinese exports. The Japanese economy, while seeing housing investment drop in the wake of amendments to The Building Standard Codes of Japan, was resilient during the past fiscal year, thanks to increasing capital expenditures and exports.
In the electronics market, which has a major bearing on the TDK Group’s performance fiscal 2008 saw higher production of flat-screen TVs, home game consoles, notebook PCs, HDDs, digital still cameras and mobile phones, thanks in part to increasing demand in emerging growth markets. This growth, together with an increase in the number of electronic components required for use in finished products driven by their increasing sophistication and features, led to higher demand for electronic components, a key market for TDK. The increasing use of electronics in automobiles also lifted demand for electronic components.
In this operating environment, TDK responded to this increasing demand for electronic components by boosting output of multilayer ceramic chip capacitors and other products. It also made DENSEI-LAMBDA K.K. a wholly owned subsidiary with the goal of expanding the power supplies business. In a move designed to make TDK’s HDD head operations more competitive, TDK acquired assets of an HDD head-related business from Alps Electric Co., Ltd., namely equipment as well as patents, know-how and other intellectual property. TDK also acquired Magnecomp Precision Technology Public Company Limited (MPT), a Thai-based manufacturer of suspension assemblies for HDDs, and made it a consolidated subsidiary.
Moreover, on August 1, 2007, TDK transferred its TDK brand product sales business for recording media to U.S. company Imation Corp. for U.S.$250 million. In consideration, TDK received Imation Corp. common stock constituting approximately 16.6% of that company’s total outstanding shares and cash of approximately U.S.$29 million. Subsequently, on December 6, 2007, TDK purchased additional shares in Imation Corp. As a result of this share purchase, TDK owns 20.01% of Imation Corp.’s issued shares and treats this company as an equity-method affiliate.
TDK posted consolidated net sales of ¥866,285 million (U.S.$8,662,850 thousand), up 0.5% year on year from ¥862,025 million in fiscal 2007. Operating income rose 9.5% from ¥79,590 million to ¥87,175 million (U.S.$871,750 thousand). Income before income taxes was ¥91,505 million (U.S.$915,050 thousand), up 3.2% from ¥88,665 million. Net income rose 1.9% from ¥70,125 million to ¥71,461 million (U.S.$714,610 thousand). Basic net income per common share was ¥551.72 (U.S.$5.52), compared with ¥529.88 in fiscal 2007.
During fiscal 2008, TDK retired 3,599,000 shares of treasury stock that it had bought

TDK Corporation Consolidated FY March 2008(U.S. GAAP)
back earlier on the open market. The total number of issued TDK shares after retirement is 129,590,659.
During fiscal 2008, the average yen exchange rate was ¥114.44 for the U.S. dollar and ¥161.59 for the euro, representing a 2.2% appreciation in the yen’s value against the U.S. dollar and a 7.7% depreciation against the euro. Overall, exchange rate movements had the effect of decreasing net sales by approximately ¥8.1 billion and operating income by approximately ¥6.1 billion.
(Sales by Segment)
TDK Group’s businesses are broadly classified into two business segments: the electronic materials and components segment and the recording media segment. The following is a summary of sales by segment.
(1) Electronic materials and components segment
This segment is made up of four product sectors: (1-1) electronic materials, (1-2) electronic devices, (1-3) recording devices, and (1-4) other electronic components.
Segment net sales rose 7.8% from ¥758,821 million to ¥818,115 million (U.S.$8,181,150 thousand), while segment operating income declined 7.1% from ¥81,775 million to ¥75,972 million (U.S.$759,720 thousand).
Sector sales of TDK’s electronic materials and components were as follows.
(1-1) Electronic materials
This sector is broken down into two product categories: capacitors, and ferrite cores and magnets.
Sales in the electronic materials sector edged up 0.4% from ¥199,243 million to ¥200,101 million (U.S.$2,001,010 thousand).
[Capacitors] Sales increased slightly year on year, reflecting higher sales of multilayer ceramic chip capacitors, the main product in the capacitors category, to the auto market and other sectors, which outweighed lower sales for use in PCs and mobile phones.
[Ferrite cores and magnets] Sales of ferrite cores and magnets rose year on year, as higher magnet sales countered lower ferrite core sales.
(1-2) Electronic devices
This sector has three product categories: inductive devices, high-frequency components and other products.
Sales in the electronic devices sector increased 5.5% from ¥198,199 million to ¥209,089 million (U.S.$2,090,890 thousand).
[Inductive devices] Sales of inductive devices increased year on year, mainly as a result of higher sales of power line coils and signal line coils used in flat-screen TVs and of common-mode filters for the auto market.
[High-frequency components] Sales of high-frequency components increased year on year, the result mainly of higher sales for PC applications.
[Other products] Sales of other products were down year on year, with sensor and actuator sales falling mainly due to price declines and power supplies recording a slight drop due in part to the termination of some products.

TDK Corporation Consolidated FY March 2008(U.S. GAAP)
(1-3) Recording devices
This sector has two product categories: HDD heads and other, which was previously called “other heads.” The renaming of the latter category is due to the inclusion of sales of HDD suspension assemblies manufacturer MPT.
Sector sales increased 9.8% from ¥304,822 million to ¥334,734 million (U.S.$3,347,340 thousand).
[HDD heads] Sales increased year on year, as TDK Group’s HDD head sales volume increased on the back of higher unit production of HDDs, which was driven by growth in demand for HDDs for use in PCs. Another factor was the increasing storage capacity of HDDs.
[Other] Category sales increased year on year, with lower “other heads” sales offset by the inclusion from this fiscal term of the sales of MPT, which was consolidated in November 2007.
(1-4) Other electronic components
This sector includes all products of the electronic materials and components segment other than those in the three sectors above. These products include anechoic chambers, mechatronics (production equipment) and energy devices (rechargeable batteries).
Sector sales climbed 31.2% from ¥56,557 million to ¥74,191 million (U.S.$741,910 thousand), the result of higher anechoic chamber and energy device sales, and strong sales of new products.
(2) Recording media segment
This segment has three product categories: audiotapes and videotapes, optical media and other products.
Segment sales dropped 53.3% from ¥103,204 million to ¥48,170 million (U.S.$481,700 thousand). The segment recorded operating income of ¥11,203 million, a ¥13,388 million improvement on the operating loss of ¥2,185 million in fiscal 2007.
As mentioned earlier, on August 1, 2007, TDK transferred its TDK brand product sales business for recording media to Imation Corp. At the same time, TDK granted a license to use the TDK brand for current and future recording media products to Imation Corp. This business transfer resulted in TDK recognizing a gain on transfer of ¥15,340 million (U.S.$153,400 thousand) for the recording media business in fiscal 2008, which is included in operating income.
[Audiotapes and videotapes] Sales of audiotapes and videotapes declined year on year, reflecting falling demand amid an ongoing switch to digital data storage. Another factor was a change in terms of the sales framework and price structure brought about by the abovementioned transfer of the sales business to Imation Corp.
[Optical media] There was a decline in optical media sales year on year. Because sales operations of mainstay CD-Rs and DVDs were transferred to Imation Corp., TDK’s sales fell by an equivalent amount. On the other hand, sales of Blu-ray Discs increased.
[Other products] Sales of other products decreased year on year despite higher sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers on the back of rising demand. The main reason for the overall fall in sales

TDK Corporation Consolidated FY March 2008(U.S. GAAP)
was lower sales of products other than accessory products following the transfer to Imation Corp.
*Linear Tape-Open, LTO, the LTO Logo, Ultrium and the Ultrium Logo are trademarks of Hewlett-Packard, IBM Corporation and Quantum Corporation in the US and other countries.
(Sales by Region)
Detailed sales by region can be found in the segment information on page 18 of the consolidated results. Recording media segment sales decreased in all regions due to the aforementioned sales business transfer to Imation Corp.
[Japan] Overall sales fell, with sales decreasing in all product sectors except other electronic components.
[Americas] Sales decreased overall due to lower sales of electronic materials.
[Europe] Sales decreased overall due to lower sales of electronic materials.
[Asia (excluding Japan) and other areas] Sales rose overall on the back of higher sales in all four sectors of the electronic materials and components segment.
As a result, overseas sales rose 3.4% from ¥690,673 million to ¥714,172 million (U.S.$7,141,720 thousand). Overseas sales accounted for 82.4% of consolidated net sales, a 2.3 percentage point increase from 80.1% one year earlier.
On a parent-company basis, net sales increased 1.7% from ¥347,280 million to ¥353,034 million (U.S.$3,530,340 thousand). Operating income dropped 69.1% from ¥17,647 million to ¥5,450 million (U.S.$54,500 thousand). Current income decreased 47.2% from ¥31,774 million to ¥16,787 million (U.S.$167,870 thousand). TDK recorded a net loss of ¥785 million (U.S.$7,850 thousand), ¥19,504 million worse than the net income of ¥18,719 million recorded in the previous fiscal year. Basic net loss per common share was ¥6.06 (U.S.$0.06), compared with basic net income per common share of ¥141.45 a year earlier.
The large year-on-year drop in both operating income and current income was attributable mainly to an increase in the cost of sales ratio primarily due to soaring raw materials expenses and sales price discounts, and to higher selling, general and administrative expenses, particularly development expenses. The net loss reflects a ¥24,094 million loss on revaluation of affiliated company shares resulting from restructuring charges, including the sale of overseas subsidiaries, and despite an ¥18,511 million gain on business transfer to Imation Corp. Together, these items and their tax effects resulted in the net loss for the fiscal year under review.

TDK Corporation Consolidated FY March 2008(U.S. GAAP)
Fiscal 2009 Consolidated Projections
TDK’s projections for consolidated operating results, capital expenditures, depreciation and amortization, and research and development expenses for fiscal 2009, the year ending March 31, 2009, are as follows.
[Consolidated Projections for Fiscal 2009]

Term
		FY2008	Change from	% change
	FY2009	(Actual)	FY2008	from
	(Forecasts)	(¥ millions)	(¥ millions)	FY2008
Item	(¥ millions)

Net sales	880,000	866,285	13,175	1.6
Operating income	80,000	87,175	(7,175)	-8.2
Income before income taxes	85,500	91,505	(6,005)	-8.2
Net income	65,000	71,461	(6,461)	-10.4

[Projections for Capital Expenditures, Depreciation and Amortization, and Research and Development Expenses]

				(¥ millions)

Term	FY2009		FY2008
	(Forecasts)		(Actual)
Item	Amount	% of sales	Amount	% of sales

Capital expenditures	70,000	—	84,312	—

Depreciation and amortization	77,000	8.8	71,297	8.2

Research and development expenses	57,000	6.5	57,387	6.6

(Notes)
(Projections for main products are as follows:)
Electronic Materials and Electronic Devices
It is extremely difficult to forecast demand for finished products and electronic components used in them due to the effects of persistently high resource prices and crude oil as well as fears of an economic standstill in the U.S. However, TDK’s sales plan for electronic materials and electronic devices is based on a year-on-year positive demand growth forecast for key finished products such as mobile phones, PCs and flat-screen TVs, which drive the consumer electronics market.
Recording Devices
Firm growth is forecast for HDD demand also in fiscal 2009. Demand for HDD heads is forecast based on the assumption of strong projected growth in demand for 2.5-inch HDDs for notebook PCs in particular.
(Exchange Rate Forecast)
An average yen-U.S. dollar exchange rate of ¥100 is assumed for the full year.
Cautionary Statements with Respect to Forward-Looking Statements
     This material contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK group. These forward-looking statements are based on the current forecasts, estimates, assumptions, plans, beliefs and evaluations of TDK Group in light of information currently available to it, and contain known and unknown risks, uncertainties and other factors. TDK Group therefore wishes to caution readers that, being subject to risks, uncertainties and other factors, TDK Group’s actual results, performance, achievements or financial position could be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements, and TDK Group undertakes no obligation to publicly update or revise any forward-looking statements after the issue of this material except as provided for in applicable laws and ordinances.
     The electronics markets in which TDK Group operates are highly susceptible to rapid changes. Risks, uncertainties and other factors that can have significant effects on TDK Group include, but are not limited to, shifts in technology, fluctuations in demand, prices, interest and foreign exchange rates, and changes in economic environments, conditions of competition, laws and regulations.

TDK Corporation Consolidated FY March 2008(U.S. GAAP)
(2) Financial Position

Total assets	¥935,533 million	(5.4% decrease)
Total stockholders’ equity	¥716,577 million	(6.0% decrease)
Stockholders’ equity ratio	76.6%	0.5 percentage point decrease
At the end of the fiscal year, cash and cash equivalents and net trade receivable were ¥123,064 million and ¥21,196 million lower than a year ago, respectively, while net property, plant and equipment increased ¥20,446 million, investments in securities increased ¥36,073 million and other assets increased ¥42,260 million. As a result of these and other changes, total assets decreased ¥53,771 million compared with March 31, 2007.
Total liabilities increased ¥2,883 million year on year, with trade payables declining ¥5,380 million. Meanwhile, short-term debt rose ¥5,885 million and accrued expenses increased ¥2,717 million.
Total stockholders’ equity decreased ¥46,135 million year on year with accumulated other comprehensive loss climbing ¥63,737 million. Meanwhile, retained earnings rose ¥17,369 million.
(2-2) Cash Flows

			(¥ millions)

	Fiscal 2007	Fiscal 2008	Change

Net cash provided by operating activities	145,483	119,721	(25,762)

Net cash used in investing activities	(81,488)	(158,055)	(76,567)

Net cash used in financing activities	(15,862)	(60,086)	(44,224)

Effect of exchange rate changes on cash and cash equivalents	2,019	(24,644)	(26,663)

Net increase (decrease) in cash and cash equivalents	50,152	(123,064)	(173,216)

Cash and cash equivalents at beginning of period	239,017	289,169	50,152

Cash and cash equivalents at end of period	289,169	166,105	(123,064)

Operating activities provided net cash of ¥119,721 million (U.S.$1,197,210 thousand), a year-on-year decrease of ¥25,762 million. Net income increased ¥1,336 million to ¥71,461 million (U.S.$714,610 thousand) and depreciation and amortization increased ¥5,960 million to ¥71,297 million (U.S.$712,970 thousand). In changes in assets and liabilities, trade receivables increased ¥19,494 million, inventories increased ¥15,468 million, other current assets increased ¥18,227 million and accrued expenses increased ¥18,034 million.
Investing activities used net cash of ¥158,055 million (U.S.$1,580,550 thousand), ¥76,567 million more than a year earlier. Capital expenditures increased ¥13,872 million to ¥84,312 million (U.S.$843,120 thousand). There was also an increase of ¥36,900 million for acquisitions of business and assets, ¥14,196 million for payment for purchase of investments in securities, ¥18,182 million for acquisition of subsidiaries, net of cash acquired, ¥15,849 million for acquisition of minority interests, while payment for purchase of short-term investments decreased ¥22,549 million.
Financing activities used net cash of ¥60,086 million (U.S.$600,860 thousand), ¥44,224 million more than a year earlier. Repayment of long-term debt increased ¥7,099 million. There was ¥39,218 million increase in cash paid to acquire the Company’s own shares, with the aim of improving capital efficiency and further raising the level of stockholder returns.
(2-3) Trends in Cash Flow Indicators

	FY2004	FY2005	FY2006	FY2007	FY2008
1) Stockholders’ equity ratio (%)	74.8	79.1	76.1	77.1	76.6
2) Capital adequacy ratio on a market value basis	136.7	120.1	127.0	136.8	81.2
3) No. of years to redeem debt	0.00	0.00	0.08	0.03	0.08
4) Interest coverage ratio (times)	352.4	97.0	598.1	727.4	549.2

[Notes]
1) Stockholders’ equity ratio = Total stockholders’ equity/Total assets
2) Capital adequacy ratio on a market value basis = Market capitalization (*1)/Total assets
(*1) Market capitalization = Closing price of TDK’s common shares on the Tokyo Stock Exchange at fiscal year-end x Shares issued and outstanding at fiscal year-end after deducting treasury stock
3) No. of years to redeem debt = Interest-bearing liabilities (*2)/Cash flows from operating activities (*3)
(*2) Interest-bearing liabilities: The balance of “short-term debt” and “long-term debt” included in “long-term debt, excluding current installments” on the consolidated balance sheets.
(*3) Cash flows from operating activities: “Net cash provided by operating activities” on the consolidated statements of cash flows.
4) Interest coverage ratio = Cash flows from operating activities/Interest payments (*4)
(*4) Interest payments: “Interest expense” on the consolidated statements of income

TDK Corporation Consolidated FY March 2008(U.S. GAAP)
(3) Fundamental Policy for Distribution of Earnings, and Fiscal 2008 and Fiscal 2009 Dividends
Returning earnings to shareholders is one of TDK’s highest management priorities. Therefore, TDK’s fundamental policy is to give consideration to a consistent increase in dividends based on factors such as the return on equity (ROE), dividends as a percentage of equity (DOE) and TDK’s results of operations on a consolidated basis.
Retained earnings are used to make aggressive investments for growth, mainly in the development of new products and technologies in key fields so as to respond precisely to the rapid technological advances in the electronics industry.
TDK plans to pay a year-end dividend of ¥70 per common share, subject to approval at the ordinary general meeting of shareholders scheduled for June 27, 2008. Combined with the interim dividend of ¥60 per common share paid in December 2007, the planned dividend per common share applicable to the year will be ¥130.

(Yen)	FY2009 Forecast	FY2008 Forecast

Interim dividend	70.00	60.00

Year-end dividend	70.00	70.00

Annual dividend	140.00	130.00

TDK Corporation Consolidated FY March 2008(U.S. GAAP)
I-2) Management Policies
(1) Fundamental Management Policy
TDK was established in 1935 as the world’s first company to commercialize a magnetic material called ferrite. In the ensuing years, TDK has developed and commercialized electronic materials, electronic devices, recording devices and recording media, among other products. This drive has been based on the company’s founding spirit: “Contribute to culture and industry through creativity.”
To preserve its identity as a dynamic company, TDK believes that it must remain an organization that constantly provides even higher corporate value to all stakeholders, including shareholders, customers, suppliers, employees and society, by drawing on innovative thinking and a willingness to tackle new challenges.
(2) Targeted Management Indicators
To realize this fundamental management policy, the TDK Group conducts its business activities with reference to the following indicators.
(Important Fundamental Management Indicator)
TVA (TDK Value Added): a TDK Group proprietary value-added yardstick that shows the extent of earnings commensurate with invested capital. This indicator compares earnings after taxes but without deducting interest expenses with the cost of capital (stockholders’ equity + interest-bearing liabilities).
TVA measures the added value newly created by the company’s business activities and is an important decision-making tool for management.
(Indicator for Managing Environmental Performance)
Rate of reduction in CO2 emissions in Japan
The reduction in CO2 emissions is an indicator of the TDK Group’s progress in conducting its business activities in harmony with the natural environment.
(3) Medium- and Long-Term Management Strategy
The TDK Group has been conducting business based on a new medium-term management plan since April 2007 that sets the strengthening of manufacturing capabilities (monozukuri) and growing with customers as medium-term goals. The plan has three basic policies: create highly customized products, strengthen manufacturing capabilities by emphasizing frontline operations, and optimally utilize and allocate resources. The TDK Group is accelerating specific initiatives in line with these basic policies.
The TDK Group’s main business is electronic components and its customers are companies that use and buy these components. Accordingly, the TDK Group’s growth is dependent on growth at its customers. That’s why it is crucial that the TDK Group develops and supplies products that will help customers grow. Guided by this mission as a manufacturer, the TDK Group will put even greater emphasis on strengthening frontline manufacturing capabilities with the aim of achieving sustained growth from a medium- and long-term perspective.

TDK Corporation Consolidated FY March 2008(U.S. GAAP)
(4) Pressing Issues
From a medium-term perspective, the electronics industry, the TDK Group’s field of operations, is expected to see the growth of digital home appliances; the convergence of information and communications, as typified by the increasingly diverse functions offered by mobile phones and the greater portability of each sort of electronic device; and the increasing use of electronics in motor vehicles. These trends are expected to result in continued expansion in demand for the electronic components that TDK develops, manufactures and sells. At the same time, however, in the dynamically changing electronics industry, a faster response than ever before will be required by the company’s electronic components business.
Furthermore, in the digital era of the electronics industry, falling prices due to stiffer competition, rapid shifts in demand and the resulting risks associated with excess inventories and the loss of sales opportunities, and other challenges are unavoidable. Nevertheless, TDK is determined to build a framework to respond adequately to these business risks and remain a company that can grow. In this vein, TDK will refine its core technologies (materials, process and evaluation & simulation technologies) while honing in on three key fields that it believes harbor prospects for growth: IT home electronics; high-speed, large-capacity networks; and car electronics. Increasing the company’s ability to generate earnings by supplying products and technologies imbuing value that these markets demand on a timely basis is a key issue. Moreover, TDK will accelerate its growth by making investments that are prudent yet aggressive.
In reinforcing its businesses, TDK will also take into account the environment. TDK will supply products that meet customer demands and that match trends in society such as in terms of energy conservation, legal and regulatory compliance, and safety, and will also take further steps to reduce the environmental impact of its business activities, such as by cutting CO2 emissions.
As a corporate citizen, TDK is also rededicating itself to prospering together with society, while further upgrading its compliance program to ensure that laws and regulations are observed in Japan and other countries.
(5) Basic Stance on Corporate Governance
Please refer to TDK’s website at http://www.tdk.co.jp/ir_e/policy/pol03000.htm for the latest information.

TDK Corporation Consolidated FY March 2008(U.S. GAAP)
I-3) Balance sheets

ASSETS
Term	As of March 31, 2007		As of March 31, 2008			Change
	(Yen	%	(Yen	%	(U.S.$	(Yen
Item	millions)		millions)		thousands)	millions)

Current assets	615,370	62.2	462,820	49.5	4,628,200	(152,550)
Cash and cash equivalents	289,169		166,105		1,661,050	(123,064)
Short-term investments	11,071		1,179		11,790	(9,892)
Marketable securities	1,063		3,986		39,860	2,923
Net trade receivables	178,314		157,118		1,571,180	(21,196)
Inventories	89,789		88,816		888,160	(973)
Other current assets	45,964		45,616		456,160	(348)

Noncurrent assets	373,934	37.8	472,713	50.5	4,727,130	98,779
Investments in securities	32,641		68,714		687,140	36,073
Net property, plant and equipment	246,703		267,149		2,671,490	20,446
Other assets	94,590		136,850		1,368,500	42,260

TOTAL	989,304	100.0	935,533	100.0	9,355,330	(53,771)

LIABILITIES AND STOCKHOLDERS’ EQUITY
Term	As of March 31, 2007		As of March 31, 2008			Change
	(Yen	%	(Yen	%	(U.S.$	(Yen
Item	millions)		millions)		thousands)	millions)

Current liabilities	165,540	16.7	161,961	17.3	1,619,610	(3,579)
Short-term debt	3,013		8,898		88,980	5,885
Current installments of long-term debt	514		294		2,940	(220)
Trade payables	81,771		76,391		763,910	(5,380)
Accrued expenses	61,117		63,834		638,340	2,717
Income taxes payables	13,245		7,660		76,600	(5,585)
Other current liabilities	5,880		4,884		48,840	(996)

Noncurrent liabilities	46,849	4.8	53,311	5.7	533,110	6,462
Long-term debt, excluding current installments	532		152		1,520	(380)
Retirement and severance benefits	32,290		33,990		339,900	1,700
Deferred income taxes	7,526		5,998		59,980	(1,528)
Other noncurrent liabilities	6,501		13,171		131,710	6,670

Total liabilities	212,389	21.5	215,272	23.0	2,152,720	2,883

Minority interests	14,203	1.4	3,684	0.4	36,840	(10,519)

Common stock	32,641		32,641		326,410	—
Additional paid-in capital	63,695		63,887		638,870	192
Legal reserve	18,844		19,510		195,100	666
Retained earnings	671,350		688,719		6,887,190	17,369
Accumulated other comprehensive income (loss)	(17,846)		(81,583)		(815,830)	(63,737)
Treasury stock	(5,972)		(6,597)		(65,970)	(625)
Total stockholders’ equity	762,712	77.1	716,577	76.6	7,165,770	(46,135)

TOTAL	989,304	100.0	935,533	100.0	9,355,330	(53,771)

Note:
     U.S.$1=Yen 100, for convenience only.

TDK Corporation Consolidated FY March 2008(U.S. GAAP)
I-4) Statements of income

Term	FY2007		FY2008
	(April 1, 2006 -		(April 1, 2007 -			Change
	March 31, 2007)		March 31, 2008)
	(Yen	%	(Yen	%	(U.S.$	(Yen	Change(%)
Item	millions)		millions)		thousands)	millions)

Net sales	862,025	100.0	866,285	100.0	8,662,850	4,260	0.5
Cost of sales	622,819	72.3	635,529	73.4	6,355,290	12,710	2.0
Gross profit	239,206	27.7	230,756	26.6	2,307,560	(8,450)	-3.5
Selling, general and administrative expenses	159,106	18.4	158,921	18.3	1,589,210	(185)	-0.1
Gain on business transfer to Imation Corp.	—	—	(15,340)	-1.8	(153,400)	(15,340)	—
Restructuring cost	510	0.1	—	—	—	(510)	—
Operating income	79,590	9.2	87,175	10.1	871,750	7,585	9.5
Other income (deductions):
Interest and dividend income	7,025		8,284		82,840	1,259
Interest expense	(200)		(218)		(2,180)	(18)
Foreign exchange gain (loss)	973		(3,670)		(36,700)	(4,643)
Other-net	1,277		(66)		(660)	(1,343)
Total other income (deductions)	9,075	1.1	4,330	0.5	43,300	(4,745)	-52.3
Income before income taxes	88,665	10.3	91,505	10.6	915,050	2,840	3.2
Income taxes	16,985	2.0	19,948	2.4	199,480	2,963	17.4
Income before minority interests	71,680	8.3	71,557	8.2	715,570	(123)	-0.2
Minority interests	1,555	0.2	96	0.0	960	(1,459)	-93.8
Net income	70,125	8.1	71,461	8.2	714,610	1,336	1.9

Note:
     U.S.$1=Yen 100, for convenience only.

TDK Corporation Consolidated FY March 2008(U.S. GAAP)
I-5) Statements of stockholders’ equity

(Yen millions)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity

FY2007
(April 1, 2006 - Mar. 31, 2007)
Balance at beginning of period (as previously reported)	32,641	63,237	17,517	618,259	(21,946)	(7,289)	702,419
Adjustment for the cumulative effect on prior years of the adoption of SAB No. 108	—	—	—	(2,287)	—	—	(2,287)

Balance at beginning of period (after adjustment)	32,641	63,237	17,517	615,972	(21,946)	(7,289)	700,132

Non-cash compensation charges under a stock option plans		458					458
Cash dividends				(13,230)			(13,230)
Transferred to legal reserve			1,327	(1,327)			—
Comprehensive income:
Net income				70,125			70,125
Foreign currency translation adjustments					4,383		4,383
Minimum pension liability adjustments					2,290		2,290
Net unrealized gains (losses) on securities					76		76

Total comprehensive income							76,874

Adjustment to initially apply SFAS 158, net of tax					(2,649)		(2,649)
Acquisition of treasury stock						(32)	(32)
Exercise of stock option				(190)		1,349	1,159

Balance at end of period	32,641	63,695	18,844	671,350	(17,846)	(5,972)	762,712

FY2008
(April 1, 2007 - Mar. 31, 2008)
Balance at beginning of period	32,641	63,695	18,844	671,350	(17,846)	(5,972)	762,712

Non-cash compensation charges under a stock option plans		241					241
Cash dividends				(15,683)			(15,683)
Transferred to legal reserve			666	(666)			—
Comprehensive income:
Net income				71,461			71,461
Foreign currency translation adjustments					(55,757)		(55,757)
Pension liability adjustments					(4,684)		(4,684)
Net unrealized gains (losses) on securities					(3,296)		(3,296)

Total comprehensive income							7,724

Acquisition of treasury stock						(39,250)	(39,250)
Retirement of treasury stock				(37,410)		37,410	—
Exercise of stock option				(333)		1,215	882
Adjustment for employee stock awards to be reclassified as a liability		(49)					(49)

Balance at end of period	32,641	63,887	19,510	688,719	(81,583)	(6,597)	716,577

(U.S.$ thousands)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity

FY2008
(April 1, 2007 - Mar. 31, 2008)
Balance at beginning of period	326,410	636,950	188,440	6,713,500	(178,460)	(59,720)	7,627,120

Non-cash compensation charges under a stock option plans		2,410					2,410
Cash dividends				(156,830)			(156,830)
Transferred to legal reserve			6,660	(6,660)			—
Comprehensive income:
Net income				714,610			714,610
Foreign currency translation adjustments					(557,570)		(557,570)
Pension liability adjustments					(46,840)		(46,840)
Net unrealized gains (losses) on securities					(32,960)		(32,960)

Total comprehensive income							77,240

Acquisition of treasury stock						(392,500)	(392,500)
Retirement of treasury stock				(374,100)		374,100	0
Exercise of stock option				(3,330)		12,150	8,820
Adjustment for employee stock awards to be reclassified as a liability		(490)					(490)

Balance at end of period	326,410	638,870	195,100	6,887,190	(815,830)	(65,970)	7,165,770

Note:
     U.S.$1=Yen 100, for convenience only.

TDK Corporation Consolidated FY March 2008(U.S. GAAP)
I-6) Statements of cash flows

Term	FY2007	FY2008
	(April 1, 2006 -
	March 31, 2007)	(April 1, 2007 - March 31, 2008)
Item	(Yen millions)	(Yen millions)	(U.S.$ thousands)

Cash flows from operating activities:
Net income	70,125	71,461	714,610
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	65,337	71,297	712,970
Loss on disposal of property and equipment	2,649	2,955	29,550
Deferred income taxes	(1,878)	(1,885)	(18,850)
Loss (gain) on securities, net	212	2,081	20,810
Gain on business transfer to Imation Corp.	—	(15,340)	(153,400)
Gain on sale of a subsidiary	—	(274)	(2,740)
Changes in assets and liabilities, net of effects of acquisition of businesses:
Decrease (increase) in trade receivables	11,241	(8,253)	(82,530)
Decrease (increase) in inventories	892	(14,576)	(145,760)
Decrease (increase) in other current assets	6,202	(12,025)	(120,250)
Increase (decrease) in trade payables	(5,272)	8,027	80,270
Increase (decrease) in accrued expenses	(7,068)	10,966	109,660
Increase (decrease) in income taxes payables, net	4,004	(6,271)	(62,710)
Increase (decrease) in other current liabilities	(1,808)	1,944	19,440
Increase (decrease) in retirement and severance benefits, net	(74)	933	9,330
Other-net	921	(8,681)	(86,810)

Net cash provided by operating activities	145,483	119,721	1,197,210

Cash flows from investing activities:
Capital expenditures	(70,440)	(84,312)	(843,120)
Proceeds from sale and maturity of short-term investments	20,046	18,508	185,080
Payment for purchase of short-term investments	(31,089)	(8,540)	(85,400)
Proceeds from sale of investments in securities	23	178	1,780
Proceeds from maturity of investments in securities	—	999	9,990
Acquisitions of businesses and assets	—	(36,900)	(369,000)
Payment for purchase of investments in securities	(3,638)	(17,834)	(178,340)
Transfer of businesses	—	2,364	23,640
Proceeds from sale of a subsidiary	—	900	9,000
Acquisition of subsidiaries, net of cash acquired	—	(18,182)	(181,820)
Acquisition of affiliates	—	(2,206)	(22,060)
Proceeds from sales of tangible and intangible assets	3,678	3,000	30,000
Acquisition of minority interests	(6)	(15,855)	(158,550)
Other-net	(62)	(175)	(1,750)

Net cash used in investing activities	(81,488)	(158,055)	(1,580,550)

Cash flows from financing activities:
Repayment of long-term debt	(2,143)	(9,242)	(92,420)
Increase (decrease) in short-term debt, net	(1,456)	3,574	35,740
Proceeds from exercise of stock options	1,159	882	8,820
Cash paid to acquire treasury stock	(32)	(39,250)	(392,500)
Dividends paid	(13,230)	(15,683)	(156,830)
Other-net	(160)	(367)	(3,670)

Net cash used in financing activities	(15,862)	(60,086)	(600,860)

Effect of exchange rate changes on cash and cash equivalents	2,019	(24,644)	(246,440)
Net increase (decrease) in cash and cash equivalents	50,152	(123,064)	(1,230,640)
Cash and cash equivalents at beginning of period	239,017	289,169	2,891,690
Cash and cash equivalents at end of period	289,169	166,105	1,661,050

Note:
     U.S.$1=Yen 100, for convenience only.

TDK Corporation Consolidated FY March 2008(U.S. GAAP)
I-7) Summary of Significant Accounting Policies
1.	The consolidated financial statements are prepared in conformity with the U.S. GAAP.
     (1) Marketable Securities
     Statement of Financial Accounting Standards (“SFAS”) No.115, “Accounting for Certain Investments in Debt and Equity Securities” is adopted.
     (2) Inventories
     Inventories are stated at the lower of cost or market. Cost is determined principally by the average method.
     (3) Depreciation
     Depreciation of property, plant and equipment is principally computed by the declining-balance method for assets located in Japan and certain foreign subsidiaries, and by the straight-line method for assets of other foreign subsidiaries based on estimated useful lives.
     (4) Income Taxes
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base and operating loss and tax credit carryforwards.
     (5) Derivatives Financial Instruments
     SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.133” are adopted.
     (6) Goodwill and Other Intangible Assets
     SFAS No.141, “Business Combinations” and SFAS No.142, “Goodwill and Other Intangible Assets” are adopted.
     (7) Retirement and Severance Benefits
     SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” are adopted.
2.	As of March 31, 2008, TDK had 91 subsidiaries (18 in Japan and 73 overseas). TDK also had 7 affiliates (4 in Japan and 3 overseas) whose financial statements are accounted for by the equity method.

TDK Corporation Consolidated FY March 2008(U.S. GAAP)
I-8) Segment Information
     The following industry and geographic segment information are required by the Japanese Financial Instruments Exchange Law.
1. Industry segment information

Term	FY2007		FY2008
	(April 1, 2006 -		(April 1, 2007 - March 31, 2008)			Change
	March 31, 2007)
Product	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Electronic materials and components
Net sales	758,821	100.0	818,115	100.0	8,181,150	59,294	7.8
External sales	758,821		818,115		8,181,150	59,294	7.8
Intersegment	—		—		—	—	—
Operating expenses	677,046	89.2	742,143	90.7	7,421,430	65,097	9.6

Operating income	81,775	10.8	75,972	9.3	759,720	(5,803)	-7.1

Recording media
Net sales	103,204	100.0	48,170	100.0	481,700	(55,034)	-53.3
External sales	103,204		48,170		481,700	(55,034)	-53.3
Intersegment	—		—		—	—	—
Operating expenses	105,389	102.1	36,967	76.7	369,670	(68,422)	-64.9

Operating income (loss)	(2,185)	-2.1	11,203	23.3	112,030	13,388	612.7

TOTAL
Net sales	862,025	100.0	866,285	100.0	8,662,850	4,260	0.5
External sales	862,025		866,285		8,662,850	4,260	0.5
Intersegment	—		—		—	—	—
Operating expenses	782,435	90.8	779,110	89.9	7,791,100	(3,325)	-0.4

Operating income	79,590	9.2	87,175	10.1	871,750	7,585	9.5

Notes:
     1. U.S.$1=Yen 100, for convenience only.
     2. Electronic materials and components products :
Multilayer ceramic chip capacitors, Rare-earth magnets, Inductors, Switching power supplies,
HDD heads, Organic EL displays
         Recording media products :
Audio tapes, Video tapes, CD-Rs, MDs, DVDs, Tape-based data storage media for computers

TDK Corporation Consolidated FY March 2008(U.S. GAAP)
2. Geographic segment information

	Term	FY2007		FY2008			Change
		(April 1, 2006 -		(April 1, 2007 -
		March 31, 2007)		March 31, 2008)
Region		(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Japan	Net sales	397,147	100.0	390,364	100.0	3,903,640	(6,783)	-1.7

	Operating income	31,277	7.9	35,257	9.0	352,570	3,980	12.7

Americas	Net sales	111,689	100.0	103,248	100.0	1,032,480	(8,441)	-7.6

	Operating income	7,869	7.0	7,905	7.7	79,050	36	0.5

Europe	Net sales	84,329	100.0	54,418	100.0	544,180	(29,911)	-35.5

	Operating income (loss)	(3)	-0.0	(4,056)	-7.5	(40,560)	(4,053)	—

Asia	Net sales	572,979	100.0	636,242	100.0	6,362,420	63,263	11.0

and others	Operating income	41,515	7.2	44,397	7.0	443,970	2,882	6.9

Intersegment	Net sales	304,119		317,987		3,179,870	13,868

eliminations	Operating income	1,068		(3,672)		(36,720)	(4,740)

Total	Net sales	862,025	100.0	866,285	100.0	8,662,850	4,260	0.5

	Operating income	79,590	9.2	87,175	10.1	871,750	7,585	9.5

Notes:
     1. Net sales in each geographic area are based on the location of TDK entities where the sales are generated.
     2. U.S.$1=Yen 100, for convenience only.
3. Sales by region

Term	FY2007		FY2008
	(April 1, 2006 -		(April 1, 2007 -			Change
	March 31, 2007)		March 31, 2008)
Region	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Americas	103,124	11.9	96,287	11.1	962,870	(6,837)	-6.6
Europe	83,545	9.7	59,128	6.8	591,280	(24,417)	-29.2
Asia and others	504,004	58.5	558,757	64.5	5,587,570	54,753	10.9
Overseas sales total	690,673	80.1	714,172	82.4	7,141,720	23,499	3.4

Japan	171,352	19.9	152,113	17.6	1,521,130	(19,239)	-11.2

Net sales	862,025	100.0	866,285	100.0	8,662,850	4,260	0.5

Notes:
     1. Overseas sales are based on the location of the customers.
     2. U.S.$1=Yen 100, for convenience only.

TDK Corporation Consolidated FY March 2008(U.S. GAAP)
I-9) Fair Value of Securities

(Yen millions)	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value

As of March 31, 2007
Equity securities	11,919	3,566	488	14,997
Debt securities	1,983	—	5	1,978

Total	13,902	3,566	493	16,975

As of March 31, 2008
Equity securities	22,800	2,276	4,039	21,037
Debt securities	4,972	3	—	4,975

Total	27,772	2,279	4,039	26,012

(U.S.$ thousands)	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value

As of March 31, 2008
Equity securities	228,000	22,760	40,390	210,370
Debt securities	49,720	30	—	49,750

Total	277,720	22,790	40,390	260,120

Note:
     U.S.$1=Yen 100, for convenience only.
I-10) Fair Value of Derivatives

	Contract	Carrying	Estimated
(Yen millions)	Amount	Amount	Fair Value

As of March 31, 2007
Forward foreign exchange contracts	8,434	72	72

Currency option contracts	5,400	82	82

As of March 31, 2008
Forward foreign exchange contracts	12,244	(50)	(50)

Currency option contracts	1,080	18	18

	Contract	Carrying	Estimated
(U.S.$ thousands)	Amount	Amount	Fair Value

As of March 31, 2008
Forward foreign exchange contracts	122,440	(500)	(500)

Currency option contracts	10,800	180	180

Note:
     U.S.$1=Yen 100, for convenience only.

TDK Corporation Consolidated FY March 2008(U.S. GAAP)
I-11) Net income per share

Term	FY2007	FY2008
	(April 1, 2006 -	(April 1, 2007 - March 31, 2008)
Item	March 31, 2007)

	(Yen millions)	(Yen millions)	(U.S.$ thousands)
Net income available to common stockholders	70,125	71,461	714,610

	Number of shares	Number of shares
	(Thousands)	(Thousands)
Weighted average common shares outstanding — Basic	132,342	129,525
Effect of dilutive stock options	146	124
Weighted average common shares outstanding — Diluted	132,488	129,649

	(Yen)	(Yen)	(U.S.$)
Net income per share :
Basic	529.88	551.72	5.52
Diluted	529.29	551.19	5.51

Note:
     U.S.$1=Yen 100, for convenience only.

TDK Corporation Consolidated FY March 2008(U.S. GAAP)
I-12) Supplementary Information (Consolidated)
Ratio of results on a Consolidated basis to results on a Non-Consolidated basis

	Ratio of FY2007	Ratio of FY2008
Net sales	2.5	2.5
Operating income	4.5	16.0
Income before income taxes	3.1	11.1
Net income	3.7	—

Exchange rates used for conversion

Term	April 1, 2006 -		April 1, 2007 -
	March 31, 2007		March 31, 2008
Item	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen

Average rate for the period	116.97	150.02	114.44	161.59

The end of the period	118.05	157.33	100.19	158.19

Overseas sales by division

Term	April 1, 2006 -		April 1, 2007 -		Change(%)
	March 31, 2007		March 31, 2008
	Amount	Ratio to	Amount	Ratio to
Product	(Yen millions)	sales (%)	(Yen millions)	sales (%)

Electronic materials and components	611,932	71.0	678,495	78.3	10.9
Electronic materials	145,548	16.9	150,602	17.4	3.5
Electronic devices	125,930	14.6	140,327	16.2	11.4
Recording devices	299,772	34.8	331,035	38.2	10.4
Other electronic components	40,682	4.7	56,531	6.5	39.0
Recording media	78,741	9.1	35,677	4.1	-54.7

Overseas sales	690,673	80.1	714,172	82.4	3.4

TDK Corporation Non-Consolidated FY March 2008
II-1) Balance sheets (Non-Consolidated)

ASSETS

Term	As of March 31, 2007		As of March 31, 2008			Change
Item	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)

Current assets	274,910	47.4	140,915	25.9	1,409,150	(133,995)
Cash	28,830		10,522		105,220	(18,308)
Marketable securities	39,992		—		—	(39,992)
Trade receivables	92,089		77,855		778,550	(14,234)
Inventories	25,129		28,192		281,920	3,063
Others	88,868		24,344		243,440	(64,524)

Noncurrent assets	305,468	52.6	403,821	74.1	4,038,210	98,353
Investments in securities	15,269		17,208		172,080	1,939
Investments in affiliates	137,883		183,819		1,838,190	45,936
Net property, plant and equipment	123,687		145,175		1,451,750	21,488
Others	28,628		57,618		576,180	28,990

TOTAL	580,379	100.0	544,736	100.0	5,447,360	(35,643)

LIABILITIES AND NET ASSETS

Term	As of March 31, 2007		As of March 31, 2008			Change
Item	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)

Current liabilities	88,364	15.2	109,470	20.1	1,094,700	21,106
Trade payables	44,924		44,132		441,320	(792)
Accrued expenses	16,309		11,106		111,060	(5,203)
Income taxes payables	5,383		5,135		51,350	(248)
Others	21,747		49,095		490,950	27,348

Noncurrent liabilities	16,648	2.9	17,395	3.2	173,950	747
Retirement and severance benefits	16,368		16,898		168,980	530
Directors’ retirement allowance	280		211		2,110	(69)
Other	—		285		2,850	285
Total liabilities	105,013	18.1	126,866	23.3	1,268,660	21,853

Total stockholders’ equity	472,214		417,376		4,173,760	(54,838)
Common stock	32,641		32,641		326,410	0
Capital surplus	59,256		59,256		592,560	0
Additional paid-in capital	59,256		59,256		592,560	0
Retained earnings	386,286		332,074		3,320,740	(54,212)
Legal reserve	8,160		8,160		81,600	0
Other retained earnings	378,126		323,914		3,239,140	(54,212)
Treasury stock	(5,971)		(6,597)		(65,970)	(626)
Valuation and translation adjustments	2,923		(64)		(640)	(2,987)
Net unrealized gains on other securities	2,923		(64)		(640)	(2,987)
Equity warrant	228		558		5,580	330
Total net assets	475,366	81.9	417,870	76.7	4,178,700	(57,496)

TOTAL	580,379	100.0	544,736	100.0	5,447,360	(35,643)

Note:
     U.S.$1=Yen 100, for convenience only.

TDK Corporation Non-Consolidated FY March 2008
II-2) Statements of income (Non-Consolidated)

Term	FY2007 (April 1, 2006 - March 31, 2007)		FY2008 (April 1, 2007 - March 31, 2008)			Change
Item	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Net sales	347,280	100.0	353,034	100.0	3,530,340	5,754	1.7
Cost of sales	264,342	76.1	277,848	78.7	2,778,480	13,506	5.1
Gross profit	82,937	23.9	75,186	21.3	751,860	(7,751)	-9.3
Selling, general and administrative expenses	65,289	18.8	69,736	19.8	697,360	4,447	6.8
Operating income	17,647	5.1	5,450	1.5	54,500	(12,197)	-69.1
Other income (deductions):
Interest and dividend income	4,603		5,850		58,500	1,247
Technology commission	8,861		8,387		83,870	(474)
Interest expense	(251)		(410)		(4,100)	(159)
Foreign exchange gain (loss)	(38)		(3,780)		(37,800)	(3,742)
Other-net	953		1,289		12,890	336
Total other income (deductions)	14,126	4.0	11,337	3.3	113,370	(2,789)	-19.7
Current income	31,774	9.1	16,787	4.8	167,870	(14,987)	-47.2
Extraordinary profit	958	0.3	21,510	6.1	215,100	20,552	—
Gain on business transfer to Imation Corp.	—		18,511		185,110	18,511
Others	958		2,998		29,980
Extraordinary loss	(4,302)	-1.2	(30,085)	-8.5	(300,850)	(25,783)	599.3
Loss from write-down of affiliated company	—		(24,094)		(240,940)	(24,094)
Others	(4,302)		(5,991)		(59,910)	(1,689)
Income before income taxes	28,431	8.2	8,212	2.3	82,120	(20,219)	-71.1
Income taxes	9,711	2.8	8,997	2.5	89,970	(714)	-7.4
Net income (loss)	18,719	5.4	(785)	-0.2	(7,850)	(19,504)	—

Note:
     U.S.$1=Yen 100, for convenience only.

TDK Corporation Non-Consolidated FY March 2008
II-3) Statements of changes in stockholders’ equity (Non-Consolidated)
FY2007 (April 1, 2006 - March 31, 2007)

(Yen millions)
	Stockholders’ equity						Valuation and translation adjustments	Equity warrant	Total net assets
	Common stock	Capital			Treasury stock	Total stockholders’ equity
		surplus	Retained earnings				Net unrealized
		Additional paid-in	Legal	Other retained			gains on other
		capital	reserve	earnings			securities

Balance at beginning of period	32,641	59,256	8,160	372,933	(7,289)	465,702	2,894	—	468,597

Changes in the term
Dividends from surplus				(13,230)		(13,230)			(13,230)
Bounus of directors and corporate auditors				(106)		(106)			(106)
Net income				18,719		18,719			18,719
Purchase of treasury stock					(31)	(31)			(31)
Disposal of treasury stock				(189)	1,349	1,160			1,160
Net change of items other than shareholders’ equity							28	228	257

Total changes in the term	—	—	—	5,193	1,317	6,511	28	228	6,768

Balance at end of period	32,641	59,256	8,160	378,126	(5,971)	472,214	2,923	228	475,366

FY2008 (April 1, 2007 – March 31, 2008)

(Yen millions)
	Stockholders’ equity						Valuation and translation adjustments	Equity warrant	Total net assets
	Common stock	Capital			Treasury stock	Total stockholders’ equity
		surplus	Retained earnings				Net unrealized
		Additional paid-in	Legal	Other retained			gains on other
		capital	reserve	earnings			securities

Balance at beginning of period	32,641	59,256	8,160	378,126	(5,971)	472,214	2,923	228	475,366

Changes in the term
Dividends from surplus				(15,683)		(15,683)			(15,683)
Net loss				(785)		(785)			(785)
Purchase of treasury stock					(39,250)	(39,250)			(39,250)
Retirement of treasury stock				(37,409)	37,409	—			—
Disposal of treasury stock				(333)	1,215	881			881
Net change of items other than shareholders’ equity						—	(2,987)	330	(2,657)

Total changes in the term	—	—	—	(54,212)	(625)	(54,837)	(2,987)	330	(57,495)

Balance at end of period	32,641	59,256	8,160	323,914	(6,597)	417,376	(64)	558	417,870

(U.S.$ thousands)
	Stockholders’ equity						Valuation and translation adjustments	Equity warrant	Total net assets
	Common stock	Capital			Treasury stock	Total stockholders’ equity
		surplus	Retained earnings				Net unrealized
		Additional paid-in	Legal	Other retained			gains on other
		capital	reserve	earnings			securities

Balance at beginning of period	326,410	592,560	81,600	3,781,260	(59,710)	4,722,140	29,230	2,280	4,753,660

Changes in the term
Dividends from surplus				(156,830)		(156,830)			(156,830)
Net loss				(7,850)		(7,850)			(7,850)
Purchase of treasury stock					(392,500)	(392,500)			(392,500)
Retirement of treasury stock				(374,090)	374,090	—			—
Disposal of treasury stock				(3,330)	12,150	8,810			8,810
Net change of items other than shareholders’ equity							(29,870)	3,300	(26,570)

Total changes in the term	—	—	—	(542,120)	(6,250)	(548,370)	(29,870)	3,300	(574,950)

Balance at end of period	326,410	592,560	81,600	3,239,140	(65,970)	4,173,760	(640)	5,580	4,178,700

Note: U.S.$1=Yen 100, for convenience only.

TDK Corporation Non-Consolidated FY March 2008
II-4) Management Changes (June 27, 2008)
1.	Directors (new appointments and resignations)
     Director Candidate
Kenichi Mori (Ph.D.)
     Professor Tokyo University of Science
     Graduate School of Management of Science and Technology
     Retiring Director
Jiro Iwasaki
     Director, Executive Vice President